JUMA TECHNOLOGY CORP.
154 Toledo Street
Farmingdale, NY  11735

December 23, 2008
Via EDGAR

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	Juma Technology, Corp.
Amendment No. 4 on Form S-1
Filed October 17, 2008
File No. 333-147156

Dear Mr. Spirgel:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Juma Technology Corp. (the ”Company”) hereby applies for withdrawal of the Registration Statement on Form S-1 originally filed on November 5, 2007, together with all exhibits and amendments filed in connection therewith; File No. 333-146931 (collectively, the “Registration Statement”).

The Registration Statement covered the resale of certain shares of common stock, par value $.0001 per share, of Juma Technology Corp. issuable upon the exercise of the Company’s Series B Warrants held by the Selling Securityholders named in the Registration Statement. The Registration Statement is being withdrawn at the request of the Commission, which request was set forth in Comment No. 1 of the Commission’s letter to Anthony M. Sevidio, dated November 14, 2008.  Such Comment stated the Commission’s position that since the terms of the Series B Warrants had been renegotiated subsequent to the filing of the Registration Statement, the private placement of the Series B Warrants and underlying common stock was not completed prior to the filing of the Registration Statement.  Accordingly, the Company hereby applies for withdrawal of the Registration Statement.

The Registration Statement has not been declared effective and no securities were offered or sold pursuant to the Registration Statement.  The Company respectfully submits that a withdrawal of the Registration Statement is consistent with the public interest.

The Company hereby advises you of its intention of filing a new registration statement covering the Company’s shares of common stock underlying the B Warrants. We intend to address the Staff’s other outstanding comments in our new filing. We look forward to the Commission’s cooperation to the end of causing the new registration statement to be declared effective as expeditiously as possible.

If you have any comments or questions regarding the foregoing, please contact the Company's legal counsel, Arthur Marcus, Esq. or John H. Riley, Esq. of Gersten Savage LLP, at 212-752-9700.

Thank you for your assistance in this matter.

JUMA TECHNOLOGY CORP.

By:	/s/ Anthony Fernandez
Anthony Fernandez, authorized signatory